Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

September 29, 2017

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BRK, Inc.
Supplemental Response dated September 19, 2017 Information Statement on Schedule 14C Filed September 5, 2017 File No. 000-54956

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, BRK, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 28, 2017. The Company filed Amendment No. 1 to the preliminary Information Statement on Schedule 14C on September 29, 2017.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

General

1.	We note your response to comment 1 of our letter dated September 15, 2017. Because your common stock is registered under Section 12(g) of the Exchange Act, you are required to provide information to holders of that common stock in accordance with the federal proxy rules, including Rule 14c-2(b). This requirement is not affected by any provisions of state corporate law. Further, the facts described in the Burlington Northern, Inc. (Feb. 3, 1983) no action letter are not present with respect to your filing. Accordingly, please revise the disclosure throughout your information statement to (i) clarify that the actions approved by the shareholder consent have been taken and indicate when they were taken, and (ii) clarify that the fact that such actions have been taken may be inconsistent with Rule 14c-2(b).

Response: The Company has added disclosure at the bottom of pages two and seven of the preliminary Information Statement on Schedule 14C in response to comment number one.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo